

07003785

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

PB 3/12

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SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
186
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.T. Glantz Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Corinthian Way, Suite H
(No. and Street)

Newport Beach, (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Candetta Simone 949-975-1606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Candetta Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.T. Glantz Financial Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



LILY PINTO
COMM. #1724789
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
COMM. EXPIRES FEB. 11, 2011

Lily Pinto.

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH., D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

M.T. GLANTZ FINANCIAL CORPORATION

1701 CORINTHIAN WAY, SUITE H

NEWPORT BEACH, CALIFORNIA 92660

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
M.T. Glantz Financial Corporation
Newport Beach, California

I have audited the accompanying statement of financial condition of M.T. Glantz Financial Corporation as of December 31, 2006 and related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of M.T. Glantz Financial Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of M.T. Glantz Financial Corporation as of December 31, 2006 and the results of its operations, shareholder's equity and cash flows and for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 22, 2007

M.T. GLANTZ FINANCIAL CORPORATION.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 6,438
Clearing deposit	1,175
Commission receivable	50
TOTAL ASSETS	$ 7,663

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	$ 0
SHAREHOLDER'S EQUITY	
Common stock (authorized, 100,000 shares; issued and outstanding 10,000 shares; par value $1)	$ 10,000
Additional Paid-in-Capital	47,784
Retained Earnings (Deficit)	(50,121)
TOTAL SHAREHOLDER'S EQUITY	7,663
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 7,663

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

INCOME	
Interest income	$ 21
TOTAL INCOME	21
EXPENSES	
Regulatory fees	2,320
Tax & license	25
TOTAL EXPENSES	2,345
NET INCOME/ (LOSS) BEFORE TAX	(2,324)
STATE INCOME TAX	800
NET INCOME/ (LOSS)	$(3,124)

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2006	10,000	$ 10,000	$ 44,649	$(46,997)	$ 7,652
Shareholder Contribution			3,135		3,135
Net Income (Loss)				(3,124)	(3,124)
Balance, December 31, 2006	10,000	$ 10,000	$ 47,784	$(50,121)	$ 7,663

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net (Loss) from Operations	$(3,124)
NET CASH REQUIRED BY OPERATING ACTIVITIES	(3,124)
Cash Flows from Investing Activities:	
Shareholder Contribution	3,135
Cash Flows from Financing Activities:	0
INCREASE IN CASH	11
Cash: Beginning of the year	6,427
Cash: End of the year	$ 6,438
Supplemental Cash Flow Information	
Interest paid	$ 0
Income tax	$ 800

See Accompanying Notes to Financial Statements

M.T. GLANTZ FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 - NATURE OF BUSINESS
M.T. Glantz Financial Corporation (the "Company") was incorporated under the laws of the State of California maintaining its principal and only active office in Tustin, California. The Company operates pursuant to the (K)(2)(ii) exemptive provision of the SEC Rule 15c3-3 and does not hold customers funds or securities. During 2006 the Company was inactive.

NOTE 2 - NET CAPITAL
As a registered broker-dealer, the Company is subject to the uniform net capital rule of Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $5,000 and aggregate indebtedness, as defined, shall not exceed fifteen times net capital. See page 7 for computation of net capital.

NOTE 3 - INCOME TAXES
Because of its loss the Company has no Federal income tax liability. There is a minimum State tax of $800. The Company has a Federal net operating loss of approximately $49,800 expiring between 2012 and 2025.

NOTE 4 - USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5 – EXEMPTION FROM THE SEC RULE 15C3-3
M.T. Glantz Financial Corporation is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, M.T. Glantz Financial Corporation is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c-3 paragraph (K) (2) (ii).

M.T. GLANTZ FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$ 7,663
Less: Non allowable assets - Excess clearing deposit	$ 175	
Commission receivable	50	
		225
NET CAPITAL		$ 7,438

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 2,438
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 7,438

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from statement of financial condition)	$ 0
Percentage of aggregate indebtedness to net capital	0%

RECONCILIATION
The following is a reconciliation, as of December 31, 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

See Accompanying Notes to Financial Statements

<u>PART II</u>

M.T. GLANTZ FINANCIAL CORPORATION

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
M.T. Glantz Financial Corporation
Newport Beach, California 92660

In planning and performing my audit of the financial statements and supplemental schedules of M.T. Glantz Financial Corporation (the "Company") for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
M.T. Glantz Financial Corporation
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 22, 2007

END